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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission file number 1-10677

(Check One):

[ ] Form 10-K and Form 10-KSB          [ ] Form 20-F              [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB          [ ] Form N-SAR

                      For Period Ended: September 30, 2001

[ ] Transition Report on Form 10-K          [ ] Transition Report on From 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein


PART 1 - REGISTRANT INFORMATION

            POWERBRIEF, INC. (FORMERLY INTEGRATED ORTHOPAEDICS, INC.)
                              (Name of registrant)

                           5858 Westheimer, Suite 500,
                     (Address of Principal Executive Office)

                              Houston, Texas 77057
                           (City, State and Zip Code)


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate):

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[ ] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

PowerBrief, Inc. (PowerBrief) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas on October 2, 2001. PowerBrief's independent auditors resigned on November 1, 2001. Pursuant to the United States Bankruptcy Court Guidelines for a Debtor in Possession, PowerBrief must obtain prior approval by court order to employ the services of professionals. PowerBrief has not sought approval to retain and pay new accountants from the United States Bankruptcy Court pursuant to the Guidelines for a Debtor in Possession. Because PowerBrief has not engaged and cannot engage new independent accountants to review its financial statements, pursuant to Rule 12b-21, PowerBrief does not possess and cannot acquire without unreasonable effort or expense the information required to be reported in its Form 10-QSB. For all of the above-stated reasons, PowerBrief will not be able to file its Form 10-QSB on or before the prescribed due date. In addition, it will not be able to file on or before the 5th calendar day following the prescribed due date a complete 10-QSB due to the lack of an independent auditor's review in accordance with Rule 12b-21.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  Ernest D. Rapp                     (713) 586-4600
                  --------------                     --------------
                   (Name)                   (Area code and telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s)

                  [X] YES                                    [ ] NO

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] YES                                    [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

            POWERBRIF, INC. (FORMERLY INTEGRATED ORTHOPAEDICS, INC).
                  (Name of Registrant as Specified in Charter)


   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


November 14, 2001                                      /s/ ERNEST D.  RAPP
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      (Date)                                          Ernest D.  Rapp
                                                      Executive Vice President